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03020465

# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549



## Report of Foreign Private Issuer



**Pursuant to Rule 13a-16 or 15d-16**
**of the Securities Exchange Act of 1934**



For the month of ______May__________, 2003

Commission File Number ______________________________

______________Bennett Environmental Inc.______________
(Translation of registrant's name into English)

________Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5__________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F.....X....



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

**Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

**Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Bennett Environmental Inc.___
(Registrant)

By: ____________________
(Signature)*

Date:_ _May 21, 2003______

[Print] Name: Zul Tejpar
Title: V.P. Business Development

* Print the name and title of the signing officer under his signature.

BENNETT
ENVIRONMENTAL INC.


The Earth is Our Business

2002

ANNUAL REPORT 2002

**BENNETT**
**ENVIRONMENTAL INC.**

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soils and other PCB contaminated construction debris and provides thermal solutions to contamination problems throughout Canada and the U.S.

Bennett Environmental's proprietary technology provides a safe, economical and permanent solution to contaminated soil and other contaminated construction materials. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

# Financial Highlights

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Revenues | 48,103,845 | 23,422,574 | 7,966,574 |
| Net Earnings (loss) | 12,542,851 | 4,726,976 | (2,258,314) |
| Earnings per Share (EPS) | 0.73 | 0.31 | (0.15) |
| Return of Sales | 26% | 20% | (28%) |
| Working Capital | 19,057,602 | 8,981,200 | 5,381,735 |
| Shareholders' Equity | 35,503,860 | 20,675,431 | 14,594,322 |
| Total Assets | 52,384,674 | 29,437,090 | 19,658,981 |


Revenues
02
48.1
01
23.4
00
8.0


Earnings per Share (EPS)
02
0.73
01
0.31
00
(0.15)


Working Capital
02
19.1
01
9.0
00
5.4

## Chairman and Chief Executive Officer's Message

I am very pleased with the results we achieved in 2002, we doubled sales and tripled earnings from a year earlier and are continuing to expand the business. Our business plans are progressing well and we should see continued growth for our services for the foreseeable future. In order to meet demand, our permitting activities are continuing for the proposed plants in Belledune, New Brunswick and Kirkland Lake, Ontario and all going well, we should start construction in

**Dear Shareholders,**

It gives me great pleasure to report on our Company's performance for the year ended December 31, 2002. The significant improvement in financial performance has proven that the initiatives taken in 2002 were exactly what was needed for us to continue to build a dynamic, growing and profitable environmental company. We are now one of the recognized leaders in the high temperature treatment of contaminated soil in North America. Let me outline and give the status of major initiatives undertaken to ensure long-term growth in revenue and shareholder value. These initiatives are grouped under the headings of sales and marketing, operations and corporate.

### Sales and Marketing

Fiscal 2002 was a very good year for sales and marketing activities. We have seen more bidding activity than ever before and the Company was successful in winning several large contracts and establishing itself in the environmental industry as a leader in the treatment of contaminated soil. Our sales team is actively pursuing sales opportunities and is in discussions with government agencies, environmental site remediators and Fortune 500 customers on hundreds of contaminated sites expected to be cleaned up over the next several years.

On May 16, 2002, the Company announced a $40 million contract for Phase II of the Federal Creosote Superfund Project. Shipments from this project were received during the second half of 2002 and will continue throughout the first half of 2003. We are well positioned to win the successive phases of this very large project.

The Department of National Defence in Ottawa awarded the Company a contract worth $29.3 million for the clean up of contaminated soils at Saglek, Labrador. Preparatory work was completed late in 2002 to enable the Company to get an early start on the clean up in 2003. This is the first project in which the Company has acted in a prime contractor role and we have recently expressed interest in over $55 million of future projects to be awarded later this year for the clean up of contaminants in Canada's North.

We also signed a five-year contract with a leading Fortune 500 Manufacturer for the treatment of all of its PCB impacted material. It is expected that the major part of this contract will be made up of soil, and much of this will come from sites in Ontario and Quebec. Significant volumes are expected to arrive by mid-2003 and continue throughout the life of the contract.

### Operations

Overall, our plant in Saint Ambroise, Quebec operated well throughout the year. We took the opportunity during the summer of 2002 to further enhance the process to increase throughput and reduce operating costs. These enhancements were successful although we did have some unexpected downtime for warranty repairs during July. Since these operational improvements were made, the process has operated efficiently and the uptime statistics have exceeded our most optimistic estimates. Over the last several months we have augmented our Engineering staff with seasoned professionals to ensure we continue to operate at peak efficiency.

Belledune by mid year 2003. Our existing plant in Saint Ambroise is operating exceptionally well and our recent acquisition of Material Resource Recovery (MRR) is already starting to contribute to overall results.



**John A. Bennett**
CHAIRMAN AND CHIEF EXECUTIVE OFFICER

To satisfy the expected demand for soil treatment services, Bennett and the New Brunswick government are working together on a proposal to open a new plant near the Port of Belledune. This proposal is progressing smoothly through the permitting process and all going well, we hope to announce the start of construction by early summer 2003. We intend to continue our permitting activities towards opening our third soil treatment facility in Kirkland Lake, Ontario.

**Corporate**

At the last Annual General Meeting, shareholders voted overwhelmingly in support of a stock split. Effective July 9, 2002 the Company's stock was split on a three for two basis and I believe that the desired effect of increased liquidity and marketability have been realized on both the American and Toronto Stock Exchanges.

The Company was pleased to announce on October 17, 2002 the purchase of Materials Resource Recovery Inc. (MRR). MRR is truly an excellent fit with Bennett's complimentary contaminated soil services and will significantly accelerate the growth for all our services throughout North America. As expected, MRR contributed immediately to the profitability of the combined company.

Our mandate for 2003 and into the future is focused on maximizing shareholder value. Filling our existing plant to capacity, completing our expansion plans and concurrently building a backlog of profitable contracts will achieve this.

We are committed to a clean environment. It is our policy to maximize the return to our investors while maintaining the highest environmental standards. This year we have included together with our annual report an independent assessment of our environmental performance.

It makes good business sense to be environmentally responsible, contributing to social programs as a good corporate citizen and encouraging environmental awareness within the community.

My sincere thanks go to our employees and committed shareholders, customers, partners and the communities where we invest, for supporting and contributing to the growth of Bennett Environmental Inc. The future has never looked so bright.

**John A. Bennett**
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
March 14, 2003



**The U.S. Environmental Protection Agency (EPA) estimates the cost of remediating contaminated sites in the U.S. to be in excess of U.S. $187 billion. EPA identified sites, which require emergency clean up are estimated to be in excess of U.S. $7 billion, of which we estimate the soils market to be about U.S. $2.8 billion. This represents an enormous potential opportunity in a market in which Bennett is well positioned and is now recognized as being the market leader in the high temperature treatment of contaminated soil. In addition, Canadian totals are considered to be approximately 10% of the U.S.**

# New Opportunities

The Company successfully identified and developed new sales opportunities throughout the year as evidenced not only by the increase in sales revenue in 2002 over the previous year, but by the significant increase in the amount of bidding activity over 2001. As of the end of 2002, the Company was involved in or completed 25 different contracts for the year, increasing sales by 105% over the previous year and had over $60 million of contracts in backlog for completion in 2003.

These contracts were for a wide variety of contaminants throughout a wide geographic area and were with all levels of government, private and public industry. Contracts were signed with customers from as far south as Florida to as far north as Saglek Labrador, as far west as Richmond, British Columbia and as far east as the New England States. In conjunction with Canadian National Railway, the Company developed a cost effective rail solution so that we could service our customers over long distances and still offer attractive prices.

Opportunities in 2003 will focus on key customers such as the Canadian government and US military, major environmental site remediation contractors and areas of new government funding such as the "Brownfield" initiatives in the US and Canada. Several Fortune 500 customers are planning large clean up projects in the near term and we intend to actively market our services to these companies to provide a cost effective solution to fit their needs.

Opportunities abound from all corners of North America for the elimination of contaminants from soil and other materials. Tightening environmental regulations, increased government funding and heightened public awareness are creating new clean-up opportunities from as far north as the Canadian Arctic, industrialized areas in the North East U.S. and Eastern Canada, urban Brownfield sites and military bases across the U.S. Bennett Environmental is actively marketing its services to these new business opportunities.



# Are Our Business

To satisfy the growing demand for remediation services, the Company is committed to an expansion program that includes the acquisition and establishment of new treatment facilities. Towards this end, the Company purchased Materials Resource Recovery Inc., effective October 1, 2002 and is in the permitting process with the provinces of New Brunswick and Ontario to establish new soil treatment facilities. Materials Resource Recovery Inc. specializes in the thermal destruction of PCB contaminated debris (e.g. wood, concrete and metal) and other contaminated plastics and metals and its services complement the existing Bennett service offerings. The permitting process to establish a facility in Kirkland Lake, Ontario, is continuing although no date has been finalized for the expected re-submission of the environmental assessment and permit application. The permit to construct a new facility in Belledune, New Brunswick is proceeding on schedule and given reasonable assurance that demand justifies the investment, the Company expects to begin construction mid 2003.

By capitalizing on new opportunities, filling our existing plant to capacity, completing our expansion plans, and concurrently building a backlog of profitable contracts, we will maximize shareholder value and build on our successes to date.





**The Récupère Sol Inc. (RSI) facility in Saint Ambroise, Quebec employs proprietary, state of the art high temperature thermal oxidation technology that attains a Destruction and Removal Efficiency of 99.9999%, which is 50 to 100 times better than permitted levels. Bennett's technology, designed and constructed by the Bennett team, destroys all contaminants below detection levels resulting in the elimination of the customer's liability and removal of health and safety risks.**

# Technology Is

Owners of contaminated sites want complete, cost-effective solutions like Bennett's to destroy the contaminants to meet the regulatory requirements and permanently eliminate future liability. The facility in Quebec offers the best performing, most economical, high temperature thermal treatment for impacted soil in North America. Once treated, soil is tested to verify the removal of contaminants, a recognized Certificate of Destruction is issued certifying the elimination of risk.

During the year, many prospective and established customers, US and Canadian regulators conducted audits of our treatment facility as part of their due diligence requirements. Our treatment facility met and exceeded the expectations of all existing and prospective customers. Our continual monitoring and stringent regulatory test results confirm the superior waste destruction efficiency of our technology.

During the summer of 2002 we took the opportunity to upgrade the facility to boost production capabilities closer to our permitted levels. As expected, we now achieve a higher level of capacity, increased cost efficiency and superior control over every aspect of the thermal oxidation process. In addition, we commenced construction on an expansion to our storage facilities to better meet our customers shipping demands and smooth out the peaks and valleys in our production schedule.

## Thermal Oxidation Process

*Our proprietary process is a two-stage process in which soil is heated in the Primary Combustion Chamber at temperatures nearing 1000°C to remove contaminants. The contaminants are then completely destroyed at even higher temperatures in the Secondary Chamber. The resulting treated soil is tested and then disposed of in regulated landfills. All emissions are continuously monitored to ensure the safe operation of the facility.*


COOLING WATER
COMPRESSOR
CONTINUOUS MONITORING OF EMISSIONS
SECONDARY AIR INTAKE
SECONDARY COMBUSTION CHAMBER
QUENCH TOWER
FILTRATION UNIT
STACK
FUEL
PRIMARY COMBUSTION CHAMBER
CONTAMINATED VAPOR
CONTAMINATED SOIL
PREPARATION
I.D. FAN
FUEL
PRIMARY AIR INTAKE
TREATED MATERIALS
TEST
USED LIME
TEST
FILTERED DUST
MEASURING UNIT
ACTIVATED CARBON + NEUTRALIZING AGENT (HYDRATE OF LIME)
TO THE AUTHORIZED DISPOSAL SITE
RECYCLED SOIL
AIR COMPRESSOR

# Our Business

### New Proposed Treatment Facility

To satisfy the expected demand for soil treatment services, Bennett and the New Brunswick government are working together on a proposal to open a new plant near the Port of Belledune. This proposal envisions the new 100,000 tonne treatment facility to be constructed over the second half of 2003 and start operations in early 2004. In the meantime, permitting activities are continuing towards the establishment of a third soil treatment facility in Kirkland Lake, Ontario.



New opportunities abound throughout North America to expand both the type of contaminants we treat and the number of customers that will require our services. The public demand for a cleaner environment is forcing public officials to ensure more contaminated sites will be cleaned up. We can feel the effect of this as the number of new projects we are being asked to bid on has been growing rapidly. Our marketing activities will focus on new emerging market niches and new customers that we can provide with an economic solution to their environmental problems. We will actively market the services of our recent acquisition, Materials Resource Recovery Inc. Our goal is to broaden the awareness of our service capabilities throughout North America with government agencies, environmental site contractors and Fortune 500 companies.

**Zul Tejpar**
VICE PRESIDENT,
BUSINESS DEVELOPMENT



# eamwork is



**Danny Ponn**
VICE PRESIDENT,
ENGINEERING AND
CHIEF OPERATING OFFICER

It is important, not only to provide engineering support for the existing plant, but to ensure our two proposed new facilities surpass all stakeholders expectations. Our existing plant in Saint Ambroise, Quebec is a state of the art treatment facility that is engineered to outperform the most stringent safety standards and meet the capacity demands of a growing business. In 2002, we have significantly upgraded the capabilities of this treatment facility to meet our customers' demands. We began the permitting process for the proposed treatment facility in Belledune, New Brunswick in 2002, which will continue into 2003, as well, the end is in sight in the permitting process for the proposed facility in Kirkland Lake. We plan to construct the proposed Belledune facility later this year to the same exacting standards as the existing facility in Quebec.

The safe, efficient operation at our Saint Ambroise, Quebec facility is the primary objective for our highly skilled team of professionals, technicians and operators. In 2002, we further upgraded the facility to increase capacity to meet the growing demand for our services and to improve operating efficiency. We are now in the process of increasing the storage capabilities of the facility to better meet our customers' shipping requirements. We are a major benefactor in the community and support local charities, youth groups and not for profit organizations. Where possible, we support local suppliers and provide venture capital to establish new local businesses. We have the safest, most efficient facility in North America and we intend to keep it that way.

**Jean-François Landry**
GENERAL MANAGER,
RÉCUPÈRE SOL INC.



# Our Business



**Rick Stern**
CHIEF FINANCIAL OFFICER

Our goal is to ensure that the Company continues to show profitable results and to determine the appropriate business strategies to significantly enhance shareholder value. We have been successful in executing our business plans and have delivered significant returns to our shareholders. In 2002, we have accomplished what we told our investors we would do, and in most cases, have exceeded expectations. With the growth strategy geared toward attainment of new contracts and expanded treatment capability, we intend to continue this trend in sales and earnings growth which will translate in higher returns for our shareholders.

## [...]ducing Bennett's New Acquisition

Effective October 1, 2002, MRR became part of the Bennett family of companies. MRR specializes in the thermal destruction of PCB contaminated construction debris (wood, concrete and metal) and other contaminated plastics and metals. In addition, MRR thermally treats mercaptan contaminated gas distribution equipment and also has the equipment and required permits to treat contaminated water. The services offered by MRR are the perfect complement to Bennett's high temperature soil treatment services.

**Materials Resource Recovery**

*The Materials Resource Recovery Inc. (MRR) facility in Cornwall, Ontario was acquired as of October 1, 2002. MRR specializes in the thermal destruction of PCB contaminated construction debris (e.g. wood, concrete and metal) and other contaminated plastics and metals allowing our sales force to offer customers "one stop shopping" for all contaminated soil and materials. In addition, MRR thermally treats mercaptan contaminated gas distribution equipment. MRR also has the equipment and required permits to treat contaminated water.*




MRR
Material Resource Recovery

**MRR a Synergistic Fit With Bennett**

The combination of Bennett's existing plant and MRR will ensure complete coverage of the PCB market in Eastern Canada. Most environmental clean up projects have a combination of contaminated soil, water and debris. We now have a complete range of hazardous remediation services that can be offered through the existing Bennett sales force. Bennett has already won projects, such as in Saglek, Labrador, requiring the clean up of contaminated construction debris and treatment of water. The combined organization will be able to carry out most of these services in house using existing resources and contribute to the financial and operational success of our combined organizations.


Financial Review

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Years Ended December 31, 2002 and December 31, 2001

*In Canadian Dollars*

| *Years Ended December 31* | **2002** | 2001 | Change |
|---|---|---|---|
| **Revenues** | **48,103,845** | 23,422,574 | 24,681,271 |
| **Operating Costs** | **20,228,635** | 10,990,627 | 9,238,008 |
| **Administration & Business Development** | **7,787,483** | 4,337,901 | 3,449,582 |
| **Net Income (loss)** | **12,542,851** | 4,726,976 | 7,815,875 |
| **EPS – Basic** | **0.78** | 0.31 | 0.47 |
| **EPS – Fully Diluted** | **0.73** | 0.30 | 0.43 |

### ACQUISITION

On September 30, 2002, the Company acquired all of the outstanding common shares of Material Resource Recovery, Inc. ("MRR"). The financial results of MRR's operations have been included in the consolidated financial statements since the date of acquisition. MRR specializes in the destruction of hazardous and non-hazardous contaminated electrical equipment, construction material and natural gas storage units. The aggregate purchase price was $61,621. Since acquisition on September 30, 2002, MRR contributed $1,099,023 to revenue in 2002.

### RESULTS OF OPERATIONS

Bennett Environmental Inc. had a net income of $12,542,851 or $0.73 fully diluted earnings per common share, for the year ended December 31, 2002, compared to a net income of $4,726,976 or $0.30 fully diluted earnings per common share for the twelve months ended December 31, 2001. The Company generated revenues of $48,103,845 for the year ended December 31, 2002, an increase of $24,681,271 or 105% compared to $23,422,574 in the corresponding period in 2001. The Company recognizes revenue from short-term soil remediation and non-hazardous waste disposal contracts when the soil is treated or the non-hazardous material is received and available for disposal, in accordance with the terms of the remediation contracts with its customers, which specify the customer's requirements including treatment and disposal of the soils. Revenue from long-term, fixed price contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs.

During 2002, the Company secured sufficient contracts (25 in total) to maintain the utilization level of the Company's treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 55,000 tonnes of soil treated at the facility. The increase in sales is primarily due to increased sales activity particularly in northeastern United States and tightening environmental regulations throughout North America. The Company has invested in its sales and marketing efforts in 2002, and will continue to invest in this function to establish a stronger presence in the market.

The Company's operating costs during the year ended December 31, 2002 increased by $9,238,008 or 84% from $10,990,627 to $20,228,635 compared to the corresponding period in the prior year. The majority of this increase in operating costs can be attributable to the higher utilization of the Company's treatment facility, due to the increase in sales. The operating margin based on sales for the year ended December 31, 2002, was 58%, compared to 53% for the year ended December 31, 2001. The operating margin increased during 2002, as the Company's fixed costs for non-discretionary expenses such as, plant insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts remained relatively the same, while the volumes of soil processed at the plant significantly increased.

The Company's Business Development, General and Administration (SG&A) expenses increased by $3,449,582, or 80%, from $4,337,901 for the year ended December 31, 2001 to $7,787,483 for the year ended December 31, 2002. This increase in SG&A expenditures during 2002 was a result of the accrual of $1,200,000 for employee incentives in 2002 that were not payable in 2001, the consolidation of $383,010 of expenses from Material Resource Recovery and expenses associated with increased sales and marketing activities during the year.

## LIQUIDITY AND CAPITAL RESOURCES

### Operations

At December 31, 2002, the Company had cash and cash equivalents of $19,267,639, an increase of $16,227,559 compared with $3,040,080 at December 31, 2001. The Company generated $16,227,559 of cash for its business during the year ended December 31, 2002, compared with a decrease of cash by ($718,256) during the corresponding period in 2001. Changes in non-cash working capital balances increased cash by $7,192,010, during the year ended December 31, 2002, compared to a cash utilization of ($5,181,200) during the year ended December 31, 2001. Total working capital including investments at December 31, 2002 was $19,057,602, compared with $9,293,260 at December 31, 2001.

### Investing

The Company utilized cash of $5,531,354 for investment activities during the year ended December 31, 2002 compared to a cash utilization of $3,878,837 during the corresponding period of the previous year.

The Company used $3,708,341 of cash for capital expenditures during the year ended December 31, 2002, compared with a use of cash for capital expenditures of $2,759,910 in the corresponding period in 2001. The majority of this capital expenditure was used to increase the size of the storage facilities at the Saint Ambroise treatment plant in Quebec. This project will be completed during the first half of 2003. In addition, the Company incurred $1,310,556 of costs associated with its permitting activities in Kirkland Lake, Ontario and Belledune, New Brunswick, up from $993,927 incurred in 2001. These permitting costs for proposed new treatment plants have been capitalized and recorded as other assets.

During the year investments were made for $300,000 to enter into a joint venture with Pluri-Capital Inc. for the establishment of a company in Quebec utilizing an environmentally friendly wood treatment process. In addition, the Company exercised warrants worth $440,000 to purchase 1,312,000 common shares in Unisphere Waste Conversion Inc., a tire recycling company in which Bennett has signed an agreement to purchase fuel by-products.

**Financing**

The Company announced its intention to renew its Normal Course Issuer Bid on September 28, 2001. Under the terms of the issuer bid, the Company could purchase up to 760,210 Common Shares on the Toronto Stock Exchange until October 2, 2002. During the year ended December 31, 2002, the Company repurchased 68,800 common shares for $892,671 from the Normal Course Issuer Bid that has now expired. The Company has no plans at this time to renew a Normal Course Issuer Bid program in 2003.

In addition, during the year ended December 31, 2002, the Company decreased its long-term debt (including current portion) by $1,956,988, compared with a decrease of long-term debt of $226,936 during the corresponding period in 2001. The current portion of the outstanding loan from IT Corporation stands at $1,286,033 and the long-term portion of this non-interest bearing loan is $829,434. During the year an agreement was signed to settle the loan due to Western Economic Diversification Canada for $10,000 and the settlement amount has been recorded as other income.

The Company's net working capital position should be sufficient to meet the Company's obligations and capital requirements for the next twelve months. The Company has no plans to raise additional capital at this time.

**FUTURE INCOME TAXES**

The Company became fully taxable as of the end of 2001 and has used all tax loss carry forwards. In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants ("CICA") for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. The future income tax liability has been calculated at $895,738 for the year. This balance will be paid in future years.

**IMPACT OF INFLATION AND CHANGING FUEL PRICES**

The Company uses propane as fuel for its incinerator, and is therefore exposed to fluctuations in fuel prices. During the year 2002, the market price for fuel (propane) decreased by an average of $0.02 per liter, from an average of $0.26 per liter in 2001 to an average of $0.24 per liter. Towards the end of 2002, propane prices were on the increase and the Company is contemplating strategies to hedge against increasing fuel prices and will consider implementing hedging strategies when appropriate.

# Management's Discussion and Analysis of Financial Condition and Results of Operations

## Years Ended December 31, 2001 and December 31, 2000

*In Canadian Dollars*

| *Years Ended December 31* | **2001** | 2000 | Change |
|---|---|---|---|
| **Revenues** | **23,422,574** | 7,966,574 | 15,456,000 |
| **Operating Costs** | **10,990,627** | 4,883,612 | (6,107,015) |
| **Administration & Business Development** | **4,337,901** | 4,993,440 | 655,539 |
| **Net Income (loss)** | **4,726,976** | (2,258,314) | 6,985,290 |
| **EPS – Basic** | **0.31** | (0.15) | 0.46 |
| **EPS – Fully Diluted** | **0.30** | (0.15) | 0.45 |

### RESULTS OF OPERATIONS

Bennett Environmental Inc. had a net income of $4,726,976 or $0.30 fully diluted per share, for the year ended December 31, 2001, compared to a net loss of ($2,258,314) or ($0.15) fully diluted loss per share for the twelve months ended December 31, 2000. The Company generated revenues of $23,422,574 for the year ended December 31, 2001, an increase of $15,456,000 or 194% compared to $7,966,574 in the corresponding period in 2000. The Company recognized revenue when the soil is treated or services are performed in accordance with the terms of the remediation contracts with its customers, which specify the customer's requirements including treatment and disposal of the soils.

During 2001, the Company secured sufficient contracts (21 in total) to maintain the utilization level of the Company's treatment facility in Quebec at a significantly higher level than the previous year. The Company ended the year with nearly 18,000 tonnes of untreated soil in backlog at the treatment facility. This increase in sales is primarily due to strategic partnerships with leading US environmental site remediation companies and increased focus on the US market. The Company has invested in its sales and marketing efforts in 2001, and will continue to invest in this function to establish a stronger presence in the market.

The Company's operating costs during the year ended December 31, 2001 increased by $6,107,015, or 125% from $4,883,612 to $10,990,627, compared to the corresponding period in the prior year. The majority of this increase in operating costs can be attributable to the higher utilization of the Company's treatment facility, due to the increase in sales. The operating margin based on sales for the year ended December 31, 2001, was 53%, compared to 39% for the year ended December 31, 2000. The operating margin increased during 2001, as the Company's fixed costs for non-discretionary expenses such as insurance, plant salaries and wages for certain operators, and other long-term equipment rental contracts remained the same, while the volumes of soil processed at the plant significantly increased. In addition, the operating margins increased as a result of lower fuel (propane) costs, which decreased by an average of $0.06 per liter, from an average of $0.32 per liter in 2000 to $0.26 per liter for 2001.

The Company's Business Development, General and Administration (SG&A) expenses decreased by $655,539, or 13%, from $4,993,440 for the year ended December 31, 2000 to $4,337,901 for the year ended December 31, 2001. This decrease in SG&A expenditures during 2001 was a result of write-offs made in 2000 of costs for potential acquisitions and bad debts and provisions made to accrue for the costs of moving its corporate head office to Toronto, Ontario from Vancouver, B.C. During the year ended 2000, the Company wrote off costs associated with abandoned acquisition costs and bad debts totaling $752,804. The write-offs included $461,247, written off during 2000 when the Company decided to abandon its potential acquisitions, included in the write off was $371,163 for costs associated with the potential acquisition of a site in West Virginia, where the Company had intended to establish a thermal treatment facility. The Company decided that due to regulatory hurdles associated with the permitting and changing the land use for the site, and the current limited market in the U.S. for the incineration of PCB contaminated soils, it would not proceed with the acquisition and development of the site. Consequently, the Company wrote off all capitalized costs associated with that project. In addition, during the year ended 2000, the Company wrote off $291,557 of its accounts receivable. Included in the write off was $262,021 owed to the Company by one customer, which was written off pursuant to a negotiated settlement in the second quarter. As a result of the decision to move the Company's head office a provision of $280,000 was accrued during 2000 and included in SG&A.

The net increase in SG&A, after one time charges incurred in 2000, was $377,265, attributable to the significant investment made by the Company to strengthen its management team and to increase its sales and marketing efforts.

Interest expenses incurred during the year, increased by $165,710 from $62,715 to $228,425 as a result of the use of an imputed interest rate calculated into the loan due to IT Corp. on vendor financed equipment.

## LIQUIDITY AND CAPITAL RESOURCES

### Operations

At December 31, 2001, the Company had cash and cash equivalents of $3,040,080, a decrease of $718,256 compared with $3,758,336 at December 31, 2000. The Company generated $7,328,299 of cash for its business during the year ended December 31, 2001, compared with ($1,022,073) of cash utilized from operations during the corresponding period in 2000. Changes in non-cash working capital balances utilized cash of $5,181,200, during the year ended December 31, 2001, compared to a cash utilization of $1,888,650 during the year ended December 31, 2000. Total working capital at December 31, 2001 was $9,168,260, compared with $5,381,735 at December 31, 2000.

### Investing

The Company utilized cash of $3,878,837 for investment activities during the year ended December 31, 2001 compared to a cash utilization of $6,797,020 during the corresponding period of the previous year.

The Company used $2,759,910 of cash for capital expenditures during the year ended December 31, 2001, compared with a use of cash for capital expenditures of $5,925,047 in the corresponding period in 2000. The majority of this capital expenditure was used to change out the kiln at our treatment facility in Quebec in October 2001. Of the total capital expenditures during the year ended December 31, 2000, $ 4,598,240 was used to acquire thermal treatment equipment from IT Corp. In addition, the Company incurred $993,927 of costs associated with its permitting activities in Kirkland Lake, Ontario, up from $871,973 incurred in 2000. These permitting costs for Kirkland Lake have been capitalized and recorded as other assets.

### Financing

The Company announced its intention to renew its Normal Course Issuer Bid on September 28, 2001. Under the terms of the issuer bid, the Company could purchase up to 760,210 Common Shares on the Toronto Stock Exchange until October 2, 2002. During the year ended December 31, 2001, the Company repurchased 35,200 common shares from the Normal Course Issuer Bid that was announced on July 7, 2000 and expired on July 6, 2001.

In addition, during the year ended December 31, 2001, the Company decreased its long-term debt (including current portion) by $226,936, compared with an increase of long-term debt of $3,064,111 during the corresponding period in 2000. The Company repaid long-term debt of $226,936 during the year compared with a repayment of long-term debt of $425,569 in the previous year. Of the Company's remaining long-term debt, $116,390 is repayable only if the Company sells kilns, which the Company currently has no plans to do.

The Company's net working capital position should be sufficient to meet the Company's obligations and capital requirements for the next twelve months. The Company has no plans to raise additional capital at this time.

**FUTURE INCOME TAXES**

The Company became fully taxable as of the end of the year and has used all tax loss carry forwards. In 2000, the Company adopted new recommendations of The Canadian Institute of Chartered Accountants ("CICA") for the accounting for income taxes. The new standard requires the use of the assets and liability method for accounting for income taxes. The future income tax liability has been calculated at $1,077,525 for the year. This balance will be paid in future years.

**IMPACT OF INFLATION AND CHANGING FUEL PRICES**

The Company uses propane as fuel for its incinerator, and is therefore exposed to fluctuations in fuel prices. During the year 2001, the market price for fuel (propane) decreased by an average of $0.06 per liter, from an average of $0.32 per liter in 2000 to an average of $0.26 per liter. The Company has not implemented any strategies to hedge against increasing fuel prices, but it will consider implementing hedging strategies when appropriate.

# Management's Responsibility For Financial Reporting

The consolidated financial statements contained in this annual report have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in this annual report and for ensuring that this information is consistent, where appropriate with the information contained in the financial statements.

In support of this responsibility, management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts, which are based on the best estimates and judgments of management. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control and exercises this responsibility principally through the Audit Committee. The Audit Committee consists of four directors not involved in the daily operations of the Company. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements prior to their presentation to the Board of Directors for approval.

The shareholders' auditors, KPMG LLP, have conducted an independent examination of the financial statements. Their examination includes a review of the Company's system of internal controls and appropriate tests and procedures to provide reasonable assurance that the financial statements are, in all material respects, presented fairly and in accordance with accounting principles generally accepted in Canada.



**John Bennett**
CHIEF EXECUTIVE OFFICER



**Rick Stern**
CHIEF FINANCIAL OFFICER

January 23, 2003

# Auditors' Report To The Shareholders

We have audited the consolidated balance sheets of Bennett Environmental Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

**KPMG LLP**
CHARTERED ACCOUNTANTS

Vancouver, Canada
January 23, 2003

# Consolidated Balance Sheets

*(Expressed in Canadian dollars) December 31, 2002 and 2001*

| | **2002** | 2001 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | **$ 19,267,639** | $ 3,040,080 |
| Accounts receivable | **12,505,945** | 9,810,018 |
| Work-in-progress | **411,051** | 1,703,057 |
| Prepaid expenses and other | **1,177,214** | 153,222 |
| | **33,361,849** | 14,706,377 |
| Investments (note 3) | **851,395** | 125,000 |
| Property, plant and equipment (note 5) | **14,263,408** | 12,008,247 |
| Other assets (note 6) | **3,261,384** | 1,950,828 |
| Goodwill (note 6) | **646,638** | 646,638 |
| | **$ 52,384,674** | $ 29,437,090 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | **$ 7,978,096** | $ 3,266,594 |
| Income taxes payable | **5,862,523** | 1,092,581 |
| Current portion of long-term debt | **1,315,023** | 1,178,942 |
| | **15,155,642** | 5,538,117 |
| Future income tax liability (note 9) | **895,738** | 1,077,525 |
| Long-term debt (note 7) | **829,434** | 2,146,017 |
| **Shareholders' equity:** | | |
| Share capital (note 8) | **23,882,001** | 20,820,249 |
| Retained earnings (deficit) | **11,621,859** | (144,818) |
| | **35,503,860** | 20,675,431 |
| | **$ 52,384,674** | $ 29,437,090 |

*Commitments (note 13)*

*See accompanying notes to consolidated financial statements.*

Approved on behalf of the Board:





**John Bennett**
DIRECTOR

**David Williams**
DIRECTOR

# Consolidated Statements of Operations and Retained Earnings (Deficit)

*(Expressed in Canadian dollars) Years ended December 31, 2002 and 2001*

| | 2002 | 2001 |
|---|---|---|
| Sales | $ 48,103,845 | $ 23,422,574 |
| **Expenses:** | | |
| Operating costs | 20,228,635 | 10,990,627 |
| Administration and business development | 7,787,483 | 4,337,901 |
| Amortization | 1,398,449 | 1,070,499 |
| Interest expense | 214,934 | 228,425 |
| Foreign exchange | – | 86,861 |
| | 29,629,501 | 16,714,313 |
| Earnings before undernoted | 18,474,344 | 6,708,261 |
| Interest and other income | 1,749,799 | 487,377 |
| Earnings before income taxes | 20,224,143 | 7,195,638 |
| **Income tax expense** (note 9): | | |
| Current | 7,115,875 | 1,068,919 |
| Future | 565,417 | 1,399,743 |
| | 7,681,292 | 2,468,662 |
| Net earnings | 12,542,851 | 4,726,976 |
| Deficit, beginning of year | (144,818) | (4,806,590) |
| Share purchase in excess of assigned value (note 8(d)) | (776,174) | (65,204) |
| Retained earnings (deficit), end of year | $ 11,621,859 | $ (144,818) |
| Basic earnings per share (note 11) | $ 0.78 | $ 0.31 |
| Fully diluted earnings per share (note 11) | $ 0.73 | $ 0.30 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

*(Expressed in Canadian dollars) Years ended December 31, 2002 and 2001*

| | **2002** | 2001 |
|---|---|---|
| **CASH PROVIDED BY (USED IN):** | | |
| **Operations:** | | |
| Net earnings | **$ 12,542,851** | $ 4,726,976 |
| Items not involving cash: | | |
| Unrealized foreign exchange gain | **304,074** | – |
| Loan settlement (note 7(b)) | **106,390** | – |
| Amortization | **1,398,449** | 1,070,499 |
| Equity investment loss | **13,605** | – |
| Non-employee stock-based compensation | **18,113** | – |
| Loss on disposal of assets | **54,731** | 17,366 |
| Future income taxes | **(181,787)** | 1,399,743 |
| | **14,256,426** | 7,214,584 |
| **Changes in non-cash working capital:** | | |
| Accounts receivable | **(1,646,264)** | (6,805,104) |
| Work-in-progress | **1,292,006** | (1,637,479) |
| Income taxes receivable | **–** | 355,000 |
| Prepaid expenses and other | **(1,023,992)** | 59,972 |
| Accounts payable and accrued liabilities | **3,800,318** | 1,753,830 |
| Income taxes payable | **4,769,942** | 1,092,581 |
| | **7,192,010** | (5,181,200) |
| | **21,448,436** | 2,033,384 |
| **Investments:** | | |
| Investments | **(740,000)** | – |
| Purchase of property, plant and equipment | **(3,708,341)** | (2,759,910) |
| Increase in deferred business development costs | **–** | (125,000) |
| Increase in permitting costs | **(1,310,556)** | (993,927) |
| MRR acquisition, net of cash received of $289,164 (note 4) | **227,543** | – |
| | **(5,531,354)** | (3,878,837) |
| **Financing:** | | |
| Repayments of long-term debt | **(1,956,988)** | (226,936) |
| Share capital, issued for cash | **3,160,136** | 1,487,273 |
| Repurchase of share capital | **(892,671)** | (133,140) |
| | **310,477** | 1,127,197 |
| Increase (decrease) in cash and cash equivalents | **16,227,559** | (718,256) |
| Cash and cash equivalents, beginning of year | **3,040,080** | 3,758,336 |
| Cash and cash equivalents, end of year | **$ 19,267,639** | $ 3,040,080 |
| **Supplementary disclosure of cash flow information:** | | |
| Cash paid for: | | |
| Interest paid | **$ 71,944** | $ 228,425 |
| Income taxes paid | **1,255,117** | 19,512 |

*See accompanying notes to consolidated financial statements.*

*(Expressed in Canadian dollars)*

*Years ended December 31, 2002 and 2001*

**1. OPERATIONS:**

The Company was federally incorporated on July 29, 1992 under the Canada Business Corporation Act and primarily carries on the business of remediating chlorinated hydrocarbon contaminated soil. The treatment of soil is performed using the Company's thermal oxidation technology. In 1997, the Company commenced operations of its remediation site located in St. Ambroise, Quebec.

In 2002, the Company acquired Material Resource Recovery Inc. (note 4) which carries on the business of remediating hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units.

**2. SIGNIFICANT ACCOUNTING POLICIES:**

(a) Changes in accounting policies:

(i) Stock-based compensation:

Effective January 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*. The new recommendations are applied prospectively to all stock-based payments to employees and non-employees granted on or after January 1, 2002. The change in accounting policy did not result in any adjustment to the Company's opening deficit balance.

The Company accounts for all stock-based payments to non-employees granted on or after January 1, 2002, using the fair value based method. Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the equity instruments issued. The fair value of stock-based payments to non-employees is periodically re-measured during the vesting period, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments.

The Company has elected to account for stock options issued to employees and directors by the settlement method which results in no compensation expense for the Company's stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses in note 8(e) the pro forma effect of accounting for stock options awarded to employees as if the fair value based method had been used.

(ii) Goodwill and other intangible assets:

On January 1, 2002, the Company adopted the provisions of the new Canadian Institute of Chartered Accountants Handbook Section 3062 ("CICA 3062"), *Goodwill and Other Intangible Assets*. Under CICA 3062, goodwill is not amortized but is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the statement of operations. Goodwill is tested for impairment on a reporting unit basis. The Company has identified one reporting unit. The Company performed the transitional and year-end impairment tests on goodwill. The goodwill was determined not to be impaired as at January 1, 2002 and December 31, 2002.

(b) Basis of consolidation:

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Bennett Remediation Services Ltd. ("BRS"), Bennett RemTech Ltd. ("BRT"), Bennett Environmental U.S., Inc. ("BEIUS"), Récupère Sol Inc. ("RSI") and Material Resource Recovery, Inc. ("MRR"). All material related intercompany transactions and balances have been eliminated on consolidation.

(c) Use of estimates:

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the determination of percentage of completion and estimated project costs and revenues for contract revenue recognition, recoverability of accounts receivable, deferred permitting costs, property, plant and equipment and other assets, and the valuation of future income tax balances. Other areas requiring the use of estimates include long-term debt, accrued liabilities and environmental obligations. Actual results could differ from those estimates.

(d) Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(e) Work-in-progress:

Work-in-progress relates to costs incurred to ship untreated soil to the treatment facility and other treatment costs for soil for which treatment is not complete. These amounts will be expensed when the related treatment of the related soil is complete.

(f) Investments:

Investments where the Company has the ability to exercise significant influence are recorded on the equity basis of accounting and the Company's share of earnings (loss) is included in the computation of earnings.

Investments where the Company does not exercise significant influence are accounted for under the cost method, under which the investment is carried at cost, and income is reflected only to the extent of dividends received.

The Company's management reviews the estimated realizable value of the investments on a regular basis based on established criteria including trading value, anticipated cash flows and profitability of the investees. If a permanent impairment in value is determined, a provision is recognized.

(g) Property, plant and equipment:

Property, plant and equipment are recorded at cost. Amortization is not taken until the asset has been put into use by the Company. The Company periodically evaluates the recoverability of its property, plant and equipment based on expected undiscounted cash flows and recognizes impairments, if any, when the estimated undiscounted future cash flows are expected to be less than the carrying value of the asset. In the year of an impairment in value, the carrying value of the property, plant and equipment is reduced by a charge to earnings.

Amortization is provided for using the following methods and annual rates:

| Asset | Basis | Rate |
|---|---|---|
| Automobiles | declining balance | 30% |
| Computer equipment | declining balance | 30% |
| Container | straight-line | 2 years |
| Kiln – AGT, furniture and equipment and treatment equipment | declining balance | 20% |
| Kiln – RSI facility | straight-line | 10 years |
| Land improvements | declining balance | 8 to 20% |
| Leasehold improvements | straight-line over term of lease | term of lease |
| Software | declining balance | 100% |
| Treatment building | declining balance | 20% |
| Storage building and pads | straight-line | 20 years |

(h) Deferred costs:

The Company defers costs incurred related to securing permits to operate their kilns. Deferred permit costs are amortized over ten years, commencing in the year the permit is secured. Costs related to unsuccessful permitting efforts are expensed in the period that this determination is made.

(i) Revenue recognition:

The Company recognizes revenue from short-term soil remediation and non-hazardous waste disposal contracts when the soil is treated, or the non-hazardous material is received and available for disposal, in accordance with the terms of remediation contracts with its customers. The Company considers the obligation for the disposal of the soils or non-hazardous waste as perfunctory, unless a specific disposal site is indicated in the contract. The Company accrues for the disposal costs at the time revenue is recognized. If a specific disposal site is indicated in the contract or the treatment of the waste relates to environmentally hazardous materials or is otherwise not considered perfunctory, revenues are deferred until the soil or hazardous material is disposed.

Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management.

Deferred revenue represents amounts billed or cash received in excess of revenue recognized on contracts in progress. Similarly, accounts receivable include unbilled amounts where revenue recognized on long-term contracts in progress exceeds the amount billed to date.

(j) Translation of foreign currency:

BEIUS, a wholly-owned foreign subsidiary, has a Canadian dollar functional currency since its operations are integrated with those of its parent. The accounts of BEIUS have been translated into Canadian dollars as follows:

(i) monetary assets and liabilities at the year-end Canadian dollar rate;

(ii) non-monetary assets and liabilities at the historical rate of exchange; and

(iii) revenues and expenses at the rate at the time of the transaction.

Translation gains or losses are included in the determination of earnings.

(k) Fair value of financial instruments:

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, work-in-progress, prepaid expenses, accounts payable and accrued liabilities and income taxes payable approximate fair values due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its long-term debt approximates fair value.

(l) Treatment facility costs:

Periodically, the Company conducts a shut-down of its waste remediation facility to allow for inspection, necessary repairs and replacements. Estimated non-capital costs associated with these shut-downs are accrued in the accounts over the term to the next scheduled shut-down by a charge to operating expenses. Routine repairs and maintenance are expensed as incurred. Costs are included in capital assets where they extend the life, increase the capacity, or improve the safety of an asset.

(m) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences). Changes in the net future tax asset or liability are included in earnings. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantial enactment date. Future income tax assets are evaluated and if their realization is not considered "more likely than not", a valuation allowance is provided.

(n) Net earnings per share:

Net earnings per share is calculated based on the weighted average number of common shares outstanding. Fully-diluted earnings per share is calculated using the treasury stock method.

(o) Comparative figures:

Certain of the comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

*(Expressed in Canadian dollars)*

### 3. INVESTMENTS:

| | | **2002** | | 2001 |
|---|---|---|---|---|
| Investments accounted for using the cost method | **$** | **440,000** | $ | 125,000 |
| Investments accounted for using the equity method, net of Company's share of net loss | | **411,395** | | – |
| | **$** | **851,395** | $ | 125,000 |

### 4. ACQUISITION:

On September 30, 2002, the Company acquired all of the outstanding common shares of Material Resource Recovery, Inc. ("MRR"). The results of MRR's operations have been included in the consolidated financial statements since the date of acquisition. MRR specializes in the destruction of hazardous and non-hazardous contaminated electrical equipment, construction material, and natural gas storage units. The aggregate purchase price was $61,621.

The excess of the fair values of the assets and liabilities ("negative goodwill") acquired over the purchase price was $2,602,940. In accordance with CICA Handbook Section 1581, *Business Combinations*, the negative goodwill was allocated proportionately to eliminate the book value of certain acquired assets.

The acquisition was accounted for using the purchase method. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 289,164 |
| Other current assets | | 1,163,016 |
| Property, plant and equipment | | 2,489,586 |
| Future income tax asset | | 747,204 |
| Total assets acquired | | 4,688,970 |
| Current liabilities | | 1,278,111 |
| Long-term liabilities | | 746,298 |
| | | 2,024,409 |
| Net assets acquired | | 2,664,561 |
| Allocation of negative goodwill | | (2,602,940) |
| | $ | 61,621 |
| Consideration: | | |
| Cash | $ | 16 |
| Expenses | | 61,605 |
| | $ | 61,621 |

*(Expressed in Canadian dollars)*

*Years ended December 31, 2002 and 2001*

## 5. PROPERTY, PLANT AND EQUIPMENT:

| | | | **2002** | | | 2001 |
|---|---|---|---|---|---|---|
| | **Cost** | **Accumulated amortization** | **Net book value** | Cost | Accumulated amortization | Net book value |
| Automobiles | **$ 27,690** | **$ 16,918** | **$ 10,772** | $ 59,377 | $ 44,318 | $ 15,059 |
| Computer equipment | **314,106** | **170,165** | **143,941** | 275,837 | 117,672 | 158,165 |
| Container | **1,000,000** | **166,667** | **833,333** | – | – | – |
| Furniture and equipment | **690,010** | **301,751** | **388,259** | 508,555 | 238,707 | 269,848 |
| Kiln – AGT | **800,000** | **687,379** | **112,621** | 800,000 | 659,223 | 140,777 |
| Kiln – RSI | **5,914,085** | **2,655,865** | **3,258,220** | 5,777,063 | 2,071,784 | 3,705,279 |
| Kiln – Kirkland | **3,145,376** | **–** | **3,145,376** | 3,108,118 | – | 3,108,118 |
| Land | **83,579** | **–** | **83,579** | 43,671 | – | 43,671 |
| Land improvements | **64,872** | **23,406** | **41,466** | 29,467 | 18,637 | 10,830 |
| Leasehold improvements | **58,322** | **46,257** | **12,065** | 58,322 | 37,825 | 20,497 |
| Software | **156,293** | **116,271** | **40,022** | 77,089 | 67,603 | 9,486 |
| Treatment building | **1,000,406** | **93,713** | **906,693** | 389,999 | 68,646 | 321,353 |
| Treatment equipment | **2,478,255** | **1,557,546** | **920,709** | 2,490,538 | 1,376,137 | 1,114,401 |
| Storage building and pads | **4,916,917** | **550,565** | **4,366,352** | 3,500,543 | 409,780 | 3,090,763 |
| | **$20,649,911** | **$ 6,386,503** | **$14,263,408** | $ 17,118,579 | $ 5,110,332 | $ 12,008,247 |

## 6. GOODWILL AND OTHER ASSETS:

| | **2002** | 2001 |
|---|---|---|
| Goodwill | **$ 1,796,210** | $ 1,796,210 |
| Accumulated amortization | **(1,149,572)** | (1,149,572) |
| Goodwill, net of amortization | **$ 646,638** | $ 646,638 |
| Other assets: | | |
| Deferred permitting costs (note 2(h)) | **$ 3,261,384** | $ 1,950,828 |

*In accordance with CICA 3062, the Company ceased amortizing goodwill on January 1, 2002 (note 2(a)(ii)).*

*(Expressed in Canadian dollars)*

**7. LONG-TERM DEBT:**

(a) Long-term debt comprises of the following:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Western Economic Diversification Canada loan, non-interest bearing, settled during the year | **$** | **10,000** | $ | 116,390 |
| Note payable, bearing interest at prime rate plus 1%, payable in monthly instalments of $833, repaid during the year | | **–** | | 8,357 |
| Mortgage payable, interest at 7.95%, payable in monthly instalments of $2,513 including interest, repaid during the year | | **–** | | 24,342 |
| Capital lease obligation, payable in monthly instalments of $609, due in October 2005 | | **18,990** | | – |
| Loan due to IT Corp, payable in quarterly amounts of $151,568 (US$ 100,000) commencing April 1, 2001, plus $757,840 (US$ 500,000) on or before April 1, 2006 if the Company receives the specified volume requirements per the thermal treatment agreement from IT Corp. | | **2,115,467** | | 2,988,810 |
| Other long-term debt | | **–** | | 187,060 |
| | | **2,144,457** | | 3,324,959 |
| Current portion of long-term debt | | **1,315,023** | | 1,178,942 |
| | **$** | **829,434** | $ | 2,146,017 |

(b) During the year, an agreement was signed to settle the loan due to Western Economic Diversification Canada for $10,000. The difference between the balance at December 31, 2001 and the settlement amount has been recorded as other earnings.

(c) The loan due to IT Corp. is payable in 20 quarterly instalments of U.S. $100,000, beginning April 1, 2001, and an instalment of U.S. $500,000 on or before April 1, 2006 once certain conditions are met by IT Corp. The loan bears no stated interest. The effective interest rate was determined to be 7% at the inception of the loan. In 2000, the Company and IT Corp. entered into a contaminated soil supply agreement. Payments due under the loan may be reduced if IT Corp. does not meet the terms specified under the supply agreement.

(d) The Company has provided a $100,000 guarantee over certain debts of a subsidiary.

*(Expressed in Canadian dollars)*

**8. SHARE CAPITAL:**

(a) The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of Series I non-voting redeemable preferred shares.

(b) On July 9, 2002, pursuant to shareholders' consent received at the 2001 annual general meeting, the Company completed a subdivision of its common shares on a 3-for-2 basis. All share and per share figures in these consolidated financial statements have been restated to give effect to this split.

(c) The issued share capital of the Company is as follows:

| | Common | Amount |
|---|---|---|
| Balance at December 31, 2000 | 15,054,451 | $ 19,400,912 |
| Issued during the year ended December 31, 2001 for: | | |
| Exercise of options | 319,385 | 778,375 |
| Exercise of warrants | 223,206 | 708,898 |
| Shares repurchased and cancelled | (52,800) | (67,936) |
| Balance at December 31, 2001 | 15,544,242 | 20,820,249 |
| Issued during the year ended December 31, 2002 for: | | |
| Exercise of options | 1,033,297 | 3,160,136 |
| Shares repurchased and cancelled | (68,800) | (98,384) |
| Balance at December 31, 2002 | 16,508,739 | $ 23,882,001 |

(d) The Company was authorized by its Board of Directors to repurchase up to 760,211 shares of its outstanding common shares until October 2, 2002. During 2002, the Company repurchased and subsequently cancelled 68,800 (2001 – 52,800) of its common shares. The excess of the purchase price over the weighted average cost of common shares at the time of repurchase was recorded as an adjustment to first any paid-in capital and the remainder to retained earnings. Retained earnings and paid-in capital were reduced by $776,174 and $18,113 (2001 – $65,204 and nil), respectively.

*(Expressed in Canadian dollars)*

(e) Stock option plan:

The Company has reserved 5,096,325 common shares for future issuance under its Stock Option Plan ("Plan"). The Plan provides for the granting of options for the purchase of common shares of the Company at the fair market value of the Company's stock at the grant date. Stock options are granted to both employees and non-employees. The Company's Board of Directors has discretion as to the number, vesting period, and expiry dates of stock options granted.

Stock option activity for 2002 and 2001 is presented below:

| | **2002** | | 2001 | |
|---|---|---|---|---|
| | **Shares** | **Weighted average exercise price** | Shares | Weighted average exercise price |
| Outstanding, beginning of year | **2,085,750** | **$ 3.01** | 1,761,635 | $ 3.15 |
| Granted | **889,500** | **12.21** | 849,000 | 3.30 |
| Exercised | **(1,033,297)** | **2.85** | (319,385) | 2.44 |
| Cancelled | **(522,000)** | **13.06** | (205,500) | 3.95 |
| Outstanding, end of year | **1,419,953** | **$ 5.67** | 2,085,750 | $ 3.01 |
| Exercisable, end of year | **924,218** | **$ 3.50** | 1,611,750 | $ 3.23 |

The following table summarizes information concerning outstanding and exercisable options at December 31, 2002:

| | Options outstanding | | | Options exercisable | |
|---|---|---|---|---|---|
| Range of exercise prices | Number outstanding | Weighted average remaining contractual life (in years) | Weighted average exercise price per share | Number exercisable | Weighted average exercise price per share |
| $ 2.17 – 3.55 | 821,453 | 3.06 | $ 2.85 | 696,718 | $ 2.73 |
| $ 4.84 – 7.10 | 285,000 | 2.61 | 5.55 | 205,000 | 5.25 |
| $ 9.10 – 12.30 | 238,500 | 2.87 | 11.84 | 22,500 | 11.71 |
| $ 17.00 – 17.50 | 75,000 | 1.50 | 17.43 | – | – |
| | 1,419,953 | 2.36 | $ 5.67 | 924,218 | $ 3.50 |

*(Expressed in Canadian dollars)*

Had compensation expense for the Company's stock-based employee compensation plan been determined based on the fair value at the grant dates, the Company's net earnings and earnings per share would have been increased to the pro forma amounts indicated below:

| | |
|---|---|
| Net earnings – as reported | $ 12,542,851 |
| Net earnings – pro forma | 10,985,013 |
| Basic earnings per common share – as reported | 0.78 |
| Basic earnings per common share – pro forma | 0.68 |
| Fully diluted earnings per common share – as reported | 0.73 |
| Fully diluted earnings per common share – pro forma | 0.69 |

The fair value of each option is estimated as at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield 0%, expected volatility 65.4%, risk-free interest rate 3.07% and expected average option term of 1.7 years. The weighted-average fair value of the options granted to employees during the year ended December 31, 2002 was $3.13 per option.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, was developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which significantly affect the calculated values.

## 9. INCOME TAXES:

Income tax expense (recovery) varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rate of 38.72% (2001 – 39.62%) to earnings before income taxes as shown in the following table:

| | **2002** | 2001 |
|---|---|---|
| Combined Canadian federal and provincial income taxes at expected rate | **$ 7,830,788** | $ 2,850,912 |
| Provincial tax rate difference | **(557,476)** | (230,066) |
| Permanent and other differences | **408,965** | 438,935 |
| Change in valuation allowance | **(985)** | (591,119) |
| | **$ 7,681,292** | $ 2,468,662 |

*(Expressed in Canadian dollars)*

The Company's wholly-owned subsidiary, MRR has pre-acquisition non-capital losses carried forward of approximately $1,866,000, which are available to reduce future years' income for income tax purposes. The expected value of these losses have been recorded as an asset at the date of acquisition of MRR.

Non-capital loss carry forwards of MRR expire in:

| | |
|---|---|
| 2004 | $ 362,000 |
| 2005 | 369,000 |
| 2006 | 48,000 |
| 2007 | 53,000 |
| 2008 | 1,034,000 |
| | $ 1,866,000 |

The composition of the future tax assets at December 31 is as follows:

| | **2002** | 2001 |
|---|---|---|
| Future tax assets: | | |
| Capital assets | **$ –** | $ 14,443 |
| Loss carryforwards | **615,947** | 334 |
| Share issue costs | **21,456** | 67,655 |
| Maintenance reserve | **–** | 71,115 |
| Total gross future tax assets | **637,403** | 153,547 |
| Valuation allowance | **–** | (985) |
| Net future tax assets | **637,403** | 152,562 |
| Future tax liabilities: | | |
| Capital assets | **339,475** | 407,644 |
| Deferred permitting costs | **1,193,666** | 822,443 |
| | **1,533,141** | 1,230,087 |
| Net future income tax assets (liabilities) | **$ (895,738)** | $ (1,077,525) |

*(Expressed in Canadian dollars)*

Management believes that realization of the net future tax assets is more likely than not. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considered projected future taxable income and tax planning strategies in making their assessment.

**10. RELATED PARTY TRANSACTIONS:**

During the year ended December 31, 2002, the Company expensed management fees of $177,719 (2001 – $189,975) to a company owned by a director and officer of the Company.

During the year ended December 31, 2002, the company expensed legal fees of $75,015 (2001 – $222,503) to the Company's legal counsel, of which one of the partners is a director of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

**11. EARNINGS PER SHARE:**

Basic earnings per share is calculated based upon the weighted average number of voting common shares outstanding during the year, which was 16,181,653 (2001 – 15,158,054).

Fully diluted earnings per share reflects the dilutive effect of the conversion of the stock options and warrants outstanding at the end of the year or those items exercised or converted during the year, as if they had been exercised or converted at the beginning of the year or the date issued, if later. The number of shares used for the calculation of the fully diluted earnings per share is 17,258,607 (2001 – 15,566,712) based on application of the treasury stock method.

The reconciliation of the net earnings and weighted average number of common shares used to calculate basic and diluted earnings per common share is as follows:

| | **2002** | | 2001 | |
|---|---|---|---|---|
| | **Net earnings** | **Number of shares** | Net earnings | Number of shares |
| Net earnings | **$12,542,851** | **16,181,653** | $ 4,726,976 | 15,158,054 |
| Dilutive effect of stock options | **–** | **1,076,954** | – | 408,658 |
| Diluted earnings per common share | **$12,542,851** | **17,258,607** | $ 4,726,976 | 15,566,712 |

Options aggregating 75,000 (2001 – 307,500) have not been included in the computation of diluted earnings per common share as they were anti-dilutive.

### 12. FINANCIAL INSTRUMENTS:

(a) Foreign exchange risk management:

A substantial amount of the Company's revenues have been recognized in currencies other than the Canadian dollar, principally the United States dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company's business, financial condition and results of operations. The Company attempts to mitigate some of this risk by denominating many of its payment obligations in United States dollars, and, to a lesser extent, through the use of currency derivative contracts. There were no such derivative contracts in place at December 31, 2002.

(b) Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. As at December 31, 2002, two customers represented 76% of outstanding accounts receivable (2001 – 71%). Management is of the opinion that any risk of accounting loss is significantly reduced due to the financial strength of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires letters of credit or other guarantees whenever deemed necessary.

*(Expressed in Canadian dollars)*

**13. COMMITMENTS:**

Future minimum annual rental payments for operating leases are payable over the next five years and thereafter as follows:

| Year ending December 31: | | |
|---|---|---|
| 2003 | $ | 214,719 |
| 2004 | | 160,172 |
| 2005 | | 129,826 |
| 2006 | | 127,788 |
| 2007 | | 42,596 |
| Thereafter | | – |
| | $ | 675,101 |

**14. SEGMENTED INFORMATION:**

(a) Geographic information:

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. Sales during the year to customers domiciled in the United States amounted to $36,531,708 (2001 – $14,130,155) and in Canada amounted to $11,572,137 (2001 – $9,292,419).

(b) Major customers:

For the year ended December 31, 2002, revenues from two customers, Customer A and Customer B represented approximately 74% and 11%, respectively of total revenues. (2001 – one customer 54%).

# Directors and Officers

## BOARD OF DIRECTORS

**John A. Bennett**
CHAIRMAN OF THE BOARD
BENNETT ENVIRONMENTAL INC.

**Pierre B. Meunier**
PARTNER
FASKEN MARTINEAU DUMOULIN LLP

**David Williams**
PRESIDENT
ROXBOROUGH HOLDINGS LTD.

**Adam Lapointe**
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PLURI-CAPITAL INC.

**George Ploder**
CONSULTANT AND DIRECTOR

## CORPORATE OFFICERS

**John A. Bennett**
CHIEF EXECUTIVE OFFICER

**Rick Stern**
CHIEF FINANCIAL OFFICER AND SECRETARY

**Danny Ponn**
VICE PRESIDENT ENGINEERING
AND CHIEF OPERATING OFFICER

**Zul Tejpar**
VICE PRESIDENT
BUSINESS DEVELOPMENT

**Jean-François Landry**
GENERAL MANAGER
RÉCUPÈRE SOL INC.

# Corporate Information

**HEAD OFFICE**

1540 Cornwall Road, Suite 208
Oakville, ON Canada
L6J 7W5
Tel: 905 339 1540
Fax: 905 339 0016
E-mail: info@bennettenv.com
www.bennettenv.com

**VANCOUVER OFFICE**

1130 West Pender Street, Suite 200
Vancouver, BC Canada
V6E 4A4
Tel: 604 681 8828
Fax: 604 681 6825

**HALIFAX OFFICE**

2829 Agricola Street
Halifax, NS Canada
B3K 4E5
Tel: 902 454 2920
Fax: 902 453 6624

**AUDITORS**

KPMG LLP
Chartered Accountants
777 Dunsmuir Street, PO Box 10426
Pacific Centre
Vancouver, BC Canada
V7Y 1K3

**TREATMENT CENTRES**

Récupère Sol Inc.
80, rue des Mélèzes
Saint Ambroise, QC Canada
G7P 2N4
Tel: 418 695 3302
Fax: 418 695 3303
E-mail: info@recuperesol.com

Material Resource Recovery
PO Box 683
2425 Industrial Park Road
Cornwall, ON Canada
K6H 5T5
Tel: 613 938 7575
Fax: 613 938 0660
E-mail: info@mrri.com
www.mrri.com

**LEGAL COUNSEL**

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street, PO Box 48600
Vancouver, BC Canada
V7X 1T2

**REGISTERED AND TRANSFER AGENT**

Computershare Trust of Canada
510 Burrard Street
Vancouver, BC Canada
V6C 3B9

**TICKER SYMBOL**

Toronto Stock Exchange "BEV"
American Stock Exchange "BEL"


BENNETT
ENVIRONMENTAL INC.


1540 Cornwall Road, Suite 208, Oakville, ON Canada, L6J 7W5 E-mail: info@bennettenv.com www.bennettenv.com